

June 4, 2020

Chris Schelling
President and Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, 300 Washington Street, Suite 351
Newton MA 02458

> **Re: Acer Therapeutics Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2020**
> **File No. 333-238192**

Dear Mr. Schelling:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Our Business, page 1

1.   We note your revisions in response to prior comment 1. Please continue to revise your table to:
   - add separate columns for each stage of Development – Preclinical, Phase 1, Phase 2 and Phase 3 – and include an arrow for each of your product candidates showing the actual current status of development for each such product candidate for the indications in your table;
   - show the phase of development completed for EDSIVO, rather than TBD, and retain the footnote describing the problems; and
   - show the phase of development completed for ACER-001 for Urea Cycle Disorders

which is listed as Pre-NDA and does not reflect whether that product candidate is preclinical, or in Phase 1, Phase 2 or Phase 3.

Please contact Tim Buchmiller at (202) 551-3635 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mike Hird, Esq.